
03059780

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 19 2003
WASH, D.C. 187 SECTION

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the plan year ended December 31, 2002

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to _____

Commission file number 0-6645


PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN
(F.K.A. - RSVP PROFIT SHARING PLAN)

B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
(F.K.A. - RSVP PROFIT SHARING PLAN)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN

TABLE OF CONTENTS

DECEMBER 31, 2002

Schedules required by the Department of Labor have been omitted because they are not applicable.

[Hawkins, Ash, Baptie & Company, LLP logo]

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
The Manitowoc Company, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Hawkins, Ash, Baptie & Company, LLP

Manitowoc, Wisconsin
May 14, 2003

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Investments (See Note 3):		
Interest in The Manitowoc Company, Inc.		
Employees' Profit Sharing Trust	$ 131,195,625	$ 121,666,547
Participant loans	1,091,070	978,352
Receivables:		
Employer's contribution	2,432,132	--
NET ASSETS AVAILABLE FOR BENEFITS	**$ 134,718,827**	**$ 122,644,899**

The accompanying notes are an integral part of these financial statements.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

Additions	
Additions to net assets attributed to:	
Investment income:	
Interest in net investment (loss) of The Manitowoc Company, Inc.	
Employees' Profit Sharing Trust	$ (8,565,103)
Participant loans	79,635
Contributions:	
Employer	2,432,132
Participants'	5,356,326
Rollovers	303,883
TOTAL ADDITIONS	$ (393,127)
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	$ 11,736,106
Administrative expenses	142,494
TOTAL DEDUCTIONS	$ 11,878,600
Net (decrease) before transfers	$ (12,271,727)
Net transfers to this plan	24,345,655
NET INCREASE	$ 12,073,928
Net Assets Available for Benefits:	
BEGINNING OF YEAR	122,644,899
END OF YEAR	**$ 134,718,827**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of participating companies of The Manitowoc Company, Inc. (the "Company") who are scheduled to complete at least 1,000 hours of service during a year. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may make voluntary pre-tax contributions to their accounts in whole percentages up to 100%, of eligible compensation, up to a maximum of $11,000 (adjusted annually). Participant contributions are not required.

Contributions to the Plan may be made by the Company in the form of a variable profit sharing contribution, which is credited to the individual accounts of the participants based on a formula, as defined in the Plan.

Annual contributions to a participant's account are limited to the lesser of $40,000 or 25% of the participant's compensation for the year.

Participant Accounts

Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan. The portion of a participant's account attributable to employer contributions vests at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement or death are considered to be 100% vested.

NOTE 1 - Plan Description - Continued

Investments

The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc., Employees Profit Sharing Trust (the "Trust"). Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of the defined investment options. Participants may change their investment options at any time.

Payment of Benefits

Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65, upon death or disability, if earlier, or upon termination of employment. A participant whose vested balance exceeds $5,000 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

A participant may make a withdrawal from his or her vested 401(k) and rollover account balance while still employed by the Company in the event of immediate and heavy financial hardship as defined by the Plan document.

Withdrawal elections available to participants are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Participant Loans

Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction of the unpaid principal and accrued interest on the loan.

Forfeitures

Forfeited non-vested accounts are used to increase the Company's profit sharing contribution to the remaining participants in the year of the forfeiture.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

NOTE 2 - Summary of Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of the Trust.

Contributions

The Company makes weekly payments to the Plan for participant contributions. Profit sharing contributions are made when final calculations of contribution amounts have been determined, which normally is within two and one-half months of the Plan's year end.

Investment Valuation and Income Recognition

The Trust's investments are stated at fair value except for insurance company investment contracts which are stated at contract value. Shares of mutual funds are valued at quoted market prices. Investments in common stock of the Company are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income of the Trust is recorded on the accrual basis. Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund contains some investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Capital Preservation Fund approximates fair value at December 31, 2002 and 2001. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 5.2% for the year ended December 31, 2002. The crediting interest rate for this fund was 5.7% and 6.0% at December 31, 2002 and 2001, respectively.

NOTE 2 - Summary of Significant Accounting Policies - Continued

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The percentage of the Plan's assets to the total assets of the Trust was 52% and 45% as of December 31, 2002 and 2001, respectively. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 2002 and 2001 was:

	DECEMBER 31,	
	2002	2001
Vanguard 500 Index Fund	66%	58%
Capital Preservation Fund	45%	43%
Equity Fund	50%	41%
Balanced Fund	55%	45%
First American Bond Fund	56%	50%
Small Cap Fund	51%	44%
Company Stock Fund	72%	43%
Loan Fund	97%	93%
Mid Cap Fund	70%	63%
Marshall International Stock Fund	67%	59%

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust

The fair value of investments and the related investment income of the Trust are as follows:

	DECEMBER 31,	
	2002	2001
Investments:		
Cash and cash equivalents	$ (4,116)	$ 235,126
Deposits with insurance companies	11,071,887	29,488,185
Common/collective trusts	121,853,172	96,154,684
Mutual funds	93,304,922	111,655,700
Investment in The Manitowoc Company, Inc. common stock	27,527,786	36,856,486
Participant loans	1,121,894	1,049,958

	Year Ended December 31, 2002
Investment income:	
Interest and dividends	$ 1,514,580
Net (depreciation) in fair value of investments	(19,665,982)

During 2002, the Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(19,665,982) as follows:

	Year Ended December 31, 2002
Mutual funds	$ (14,690,841)
Investment in The Manitowoc Company, Inc. common stock	(4,975,141)
	$ (19,665,982)

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust - Continued

Investments that represent five percent or more of total Trust assets as of December 31, 2002 and 2001 are as follows:

	DECEMBER 31,	
	2002	2001
Equity Fund		
Nicholas Fund, Inc.	$ 20,767,565	$ 27,575,909
Balanced Fund		
Vanguard Asset Allocation Fund	20,739,455	26,059,773
Small Cap Fund		
Berger Omni Investment Fund	28,223,120	33,202,883
Company Stock Fund		
The Manitowoc Company, Inc.	27,527,786	36,856,486
Capital Preservation Fund		
Fidelity Managed Income Portfolio II	121,361,653	95,777,650

NOTE 4 - Amount Allocated to Withdrawn Participants

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 2002 and 2001, $44,685,348 and $41,049,960, respectively, included in net assets available for benefits is allocated to inactive participants of the Plan.

NOTE 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE 6 - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA. In the event of termination, each participant becomes fully vested in his or her entire participant account balance.

NOTE 7 - Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - Plan Merger

On July 25, 2002 the Administrative Committee took action to merge The Manitowoc Company, Inc. RSVP Profit Sharing Plan - Money Purchase Pension Plan. On December 31, 2002 all assets of the plan were merged into The Manitowoc Company, Inc. 401(k) Retirement Plan.

NOTE 9 - Subsequent Events

On February 13, 2003 the Administrative Committee approved changing the trustee for *The Manitowoc Company, Inc. Employees' Profit Sharing Plan (a Master Trust).* This change in trustee will take effect July 1, 2003.

During 2002 Grove Worldwide, Inc. had become an affiliate of The Manitowoc Company, Inc.. During 2002 it was resolved that the Grove U.S. LLC Retirement Savings Plan shall be merged into The Manitowoc Company, Inc. 401(k) Retirement Plan effective January 1, 2003, and that The Manitowoc Company and Grove U.S. LLC elect to become participating companies under this plan on such a date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 19th day of June, 2003.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN

/s/ Terry D. Growcock
Terry D. Growcock

/s/ Carl Laurino
Carl Laurino

/s/ Thomas Musial
Thomas Musial

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith
23	Consent of Hawkins, Ash, Baptie & Company, LLP	X
99	Certification of Treasurer and Senior Vice President of Human Resources	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 19th day of June, 2003.

THE MANITOWOC COMPANY, INC.
401(k) RETIREMENT PLAN



Terry D. Growcock



Carl Laurino



Thomas Musial

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith
23	Consent of Hawkins, Ash, Baptie & Company, LLP	X
99	Certification of Treasurer and Senior Vice President of Human Resources	X

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of The Manitowoc Company, Inc. ("the company"), that to his knowledge, the Annual Report for The Manitowoc Company, Inc. Retirement Savings Plan on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to the company and will be retained by the company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 20, 2003



By: ______________________
Terry D. Growcock
Chairman and Chief Executive Officer

Date: June 20, 2003



By: ______________________
Carl J. Laurino
Treasurer

Date: June 20, 2003



By: ______________________
Thomas G. Musial
Senior Vice President of Human Resources